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SECI 05038356 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTRUST Brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 N. Main Street
(No. and Street)

Wichita	Kansas	67202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rod Pitts 316-383-1044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Riverview, Suite 100	Wichita	Kansas	67203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

INTRUST BROKERAGE INC.

This report ** contains (check all applicable boxes):

■ (a) Facing page.

■ (b) Statement of Financial Condition.

■ (c) Statement of Operations.

■ (d) Statement of Changes in Stockholder's Equity.

■ (e) Statement of Cash Flows.

☐ (f) Statement of Changes in Subordinated Liabilities.

■ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.

■ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

■ (o) Exemptive Provision under Rule15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

INTRUST Brokerage Inc.
105 North Main
Wichita, Kansas 67202
Telephone: (316) 383-1111
NASD Member

INTRUST BROKERAGE INC.

State of Kansas)

) ss:

County of Sedgwick)

OATH OR AFFIRMATION

January 28, 2005

We affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of INTRUST Brokerage Inc., as of December 31, 2004, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Susan Sullivan
Financial Operations Principal

President

Darlene Saker
Notary Public

NOTARY PUBLIC —State of Kansas
DARLENE SAKER
My Appt. Exp. 6/14/2007

INTRUST Brokerage Inc.
105 North Main
Wichita, Kansas 67202
Telephone: (316) 383-1111
NASD Member

KPMG

KPMG LLP
Suite 100
345 Riverview
Wichita, KS 67203

Independent Auditors' Report

The Board of Directors
INTRUST Brokerage Inc.:

We have audited the accompanying statement of financial condition of INTRUST Brokerage Inc. (the Company) (a Kansas corporation and a wholly owned subsidiary of INTRUST Bank, N.A.) as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTRUST Brokerage Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Wichita, Kansas
January 28, 2005

INTRUST BROKERAGE INC.
(A wholly owned subsidiary of INTRUST Bank, N.A.)

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	474,768
Cash with clearing correspondent		100,000
Commissions receivable		62,001
Furniture, fixtures, and equipment, net of accumulated depreciation of $62,788		916
Other assets		77,815
Total assets	$	715,500

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	120,994
Stockholder's equity:		
Common stock, par value $500 per share. Authorized, issued, and outstanding 1,000 shares		500,000
Additional paid-in capital		150,000
Retained earnings (deficit)		(55,494)
Total stockholder's equity		594,506
Commitments and contingencies		
Total liabilities and stockholder's equity	$	715,500

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A wholly owned subsidiary of INTRUST Bank, N.A.)

Statement of Operations

Year ended December 31, 2004

Revenues:		
Commissions	$	1,545,648
Service fee income		35,682
Interest		10,878
Other		4,409
Total revenues		1,596,617
Expenses:		
Employee compensation and benefits		920,267
Clearing charges		61,326
Losses sustained		3,689
Rent		44,371
Professional fees		41,302
Depreciation		10,886
Licenses and registration		39,872
Telephone expense		5,702
Data processing		87,730
Other		192,216
Total expenses		1,407,361
Income before income taxes		189,256
Provision for income taxes		75,000
Net income	$	114,256

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A wholly owned subsidiary of INTRUST Bank, N.A.)

Statement of Stockholder's Equity

Year ended December 31, 2004

		Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
Balance, December 31, 2003	$	500,000	150,000	530,250	1,180,250
Dividends paid to INTRUST Bank, N.A.		—	—	(700,000)	(700,000)
Net income		—	—	114,256	114,256
Balance, December 31, 2004	$	500,000	150,000	(55,494)	594,506

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A wholly owned subsidiary of INTRUST Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	114,256
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,886
Change in operating assets:		
Commissions receivable		5,795
Other assets		(46,963)
Change in accrued expenses and other liabilities		32,923
Net cash provided by operating activities		116,897
Cash flows from investing activities:		
Purchase of furniture, fixtures, and equipment		(1,122)
Proceeds from the sale of furniture, fixtures, and equipment		26,295
Net cash provided by investing activities		25,173
Cash flows from financing activities—dividends paid		(700,000)
Net decrease in cash		(557,930)
Cash, beginning of year		1,032,698
Cash, end of year	$	474,768
Supplemental disclosure of cash flow information:		
Cash paid to parent for income taxes	$	135,000

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

INTRUST Brokerage Inc. (IBR), a wholly owned subsidiary of INTRUST Bank, N.A. (INTRUST), is a fully disclosed broker-dealer providing brokerage services to retail customers, and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. IBR is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, management is required to make estimates and assumptions. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

(a) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost when acquired. IBR depreciates these assets on a straight-line method over their estimated useful lives, which range from three to seven years. The cost of items retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts, and any gain or loss is recorded as income or expense. Maintenance and repairs that do not extend the useful lives of the respective assets are recorded as expense when incurred.

(b) Commissions

Commissions and related clearing expenses are recorded on a trade–date basis as securities transactions occur.

(c) Income Taxes

IBR files consolidated income tax returns with INTRUST. IBR provides for income taxes as if separate income tax returns were filed and remits to INTRUST amounts determined to be currently payable. Deferred income taxes, if any, are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the accompanying statement of financial condition.

Income taxes receivable from INTRUST totaled $55,557 at December 31, 2004. Deferred tax liabilities payable to INTRUST totaled $1,000 at December 31, 2004.

(3) Related Party Transactions

Included in cash in the accompanying statement of financial condition at December 31, 2004 is $108,135 of cash in an account at INTRUST.

IBR receives fee income from INTRUST for certain customer transactions. This amount totaled $40,222 for 2004 and is included in commissions and service fee income in the accompanying statement of operations.

(Continued)

Furniture, fixtures, and equipment were sold to INTRUST during 2004 at their net book value of $26,295.

IBR pays management fees to INTRUST Financial Corporation (IFC), the parent of INTRUST, for certain services. This amount totaled $102,000 for 2004 and is included in other expenses in the accompanying statement of operations.

Certain general and administrative costs, including, but not limited to, occupancy costs such as rent of building, data processing, utilities, and other services, are paid by INTRUST for IBR. These amounts are then billed to IBR based on their actual usage for each month.

The employees of IBR participate in the retirement plan of IFC. The costs of administering the plan are recorded on IFC's consolidated financial statements.

(4) Net Capital Requirements

IBR is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, IBR had net capital under this rule of $498,883, which was $248,883 in excess of its required net capital of $250,000. IBR's aggregate-indebtedness-to-net-capital ratio at December 31, 2004 was 0.24 to 1.

(5) Income Taxes

The components of the provision for income taxes consist of the following:

Current:		
Federal	$	64,000
State		15,000
		79,000
Deferred:		
Federal		(3,000)
State		(1,000)
		(4,000)
Total	$	75,000

(6) Commitments and Contingencies

IBR is required to maintain certain cash balances with its clearing correspondent. At December 31, 2004, cash required to be held on deposit with IBR's clearing correspondent was $100,000.

(7) Rule 15c3-3 Exemption

IBR is exempt from the SEC's Customer Protection Rule 15c3-3 under subsection (k). Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required to be included herein.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		594,506 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		594,506 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		594,506 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	93,621 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-93,621 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		500,885 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**		

		[3733]	
3. Options		[3730]	
4. Other securities		2,002 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-2,002 [3740]
10. Net Capital			498,883 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	7,999 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14. Excess net capital (line 10 less 13)	248,883 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	486,883 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			119,994 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0	0

		[3820]	[3830]
19.	Total aggregate indebtedness		119,994 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 24 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

INTRUST BROKERAGE INC.
(A wholly owned subsidiary of INTRUST Bank, N.A.)

Schedule of Nonallowable Assets

December 31, 2004

Description		Amount
Furniture, fixtures, and equipment, net	$	916
Commissions receivable		14,986
Other		70,891
Software		6,828
Total nonallowable assets	$	93,621

See accompanying independent auditors' report and notes to supplementary schedule.

INTRUST BROKERAGE INC.
(A wholly owned subsidiary of INTRUST Bank, N.A.)

Notes to Supplementary Schedule

December 31, 2004

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities, which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

* * * * * * *

There are no material differences between the amounts reported in schedule I and the corresponding amounts reported in IBR's unaudited December 31, 2004 Form X-17A-5, Part II filing.